Exhibit 99.1

NEWS RELEASE FOR:	PETAQUILLA MINERALS LTD.

Contact person:	Joao C. Manuel

Contact Telephone number:	604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

NEWS RELEASE

Petaquilla Minerals Ltd. Announces Growth Strategy

Vancouver, BC – May 12, 2014: Further to its news release of May 8, 2014, Petaquilla Minerals Ltd. (“Petaquilla” or the “Company”) announces that its commercial agreement with Minera Panama, S.A., a subsidiary of First Quantum Minerals Ltd., both formalizes their commitment to the economic and social development of the Petaquilla mining district in Panama and provides the Company important capitalization to advance its growth strategy.

The US$60 million derived from the agreement allows the Company to completely address its senior credit facility, effectively eliminating its secured debt and precious metal and loan obligations, and strengthens the Company’s balance sheet by reducing short term liabilities.

This recapitalization has also enabled the Company to restructure and to focus on future growth. In Panama, Petaquilla is focused on increasing gold production through plant and leaching operations at its Molejon gold mine to 4,000 gold ounces per month within the next 90 days. The Company has sufficient reserves at its Molejon gold deposit to continue production at that rate for a further five years. In addition, 152,000 gold ounces slated for leaching are presently stockpiled at Molejon.

Concurrently, Petaquilla will position itself for future growth in the Iberian Peninsula by focusing on mineral resource expansion and development of its Iberian properties, positioning them to generate cash flow in the shortest order possible. In Portugal, Petaquilla has completed approximately 12,000 metres of drilling at its Jales-Gralheira project and will soon engage an independent consultant to prepare a NI 43-101 compliant resource estimate, expected to be complete three months from commencement. The Company is also working towards a NI 43-101 compliant resource estimate at its Banjas project having completed a drill program of approximately 9,300 metres. The Company will target production in Spain and Portugal in the early part of next year.

The Company is undertaking a comprehensive production review and will provide further production guidance for its 2015 fiscal year within the next 10 days.

About Petaquilla Minerals Ltd. – Petaquilla is a growing, diversified gold producer committed to maximizing shareholder value through a strategy of efficient production, targeted exploration and select acquisitions. The Company operates a surface gold processing plant at its Molejon Gold Project, located in the south central area of Panama. In addition, the Company has exploration operations at its wholly-owned Lomero-Poyatos project located in the northeast part of the Spanish/Portuguese (Iberian) Pyrite Belt and several other exploration licenses in Iberia.

Disclaimer. Certain statements in this press release constitute forward-looking statements or forward-looking information within the meaning of applicable securities laws ("forward-looking statements"). Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, potentials, future events or performance (often, but not always, using words or phrases such as "believes", "expects", "plans", "estimates" or "intends" or stating that certain actions, events or results "may", "could", "would", "might", "will" or "are projected to" be taken or achieved) are not statements of historical fact, but are forward-looking statements. Forward-looking statements relate to, among other things, the estimation of mineral resources and the realization of mineral resource estimates; all aspects of the development and future operation and production of the Molejon gold mine and the development of other deposits; the outcome and timing of decisions with respect to whether and how to proceed with such development and production; the timing and outcome of any such development and production; estimates of future capital expenditures; estimates of permitting time lines; statements and information regarding future feasibility studies and their results; production forecasts; future transactions; future metal prices; the ability to achieve additional growth; future production costs; future financial performance, including the ability to increase cash flow and profits; future financing requirements; and mine development plans.

Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of the Company contained or incorporated by reference in this news release, which may prove to be incorrect, include, but are not limited to, the various assumptions set forth herein as well as: there being no significant disruptions affecting operations, whether due to labour disruptions, supply disruptions, power disruptions, political change, protests by native or environmental groups, damage to equipment or otherwise; permitting, development, operations, expansion and acquisitions at the Molejon gold mine and other deposits being consistent with the Company's current expectations; prices for gold and silver and costs of labour and supplies being consistent with expectations; and the accuracy of the Company's current mineral reserve and mineral resource estimates. A variety of inherent risks, uncertainties and other factors, many of which are beyond the Company's control and may be known or unknown, affect the operations, performance and results of the Company and its business, and could cause actual events or results to differ materially from estimated or anticipated events or results expressed or implied by forward looking statements. Some of these risks, uncertainties and factors include fluctuations in the price of gold and silver; the need to recalculate estimates of resources based on actual production experience; the failure to achieve production estimates; variations in the grade of ore mined; variations in the cost of operations; the availability of qualified personnel; the Company's ability to obtain and maintain all necessary regulatory approvals and licenses; the Company's ability to use cyanide in its mining operations; risks generally associated with mineral exploration and development, including the Company's ability to develop its deposits; the Company's ability to acquire and develop mineral properties and to successfully integrate such acquisitions; the Company's ability to obtain financing when required on terms that are acceptable to the Company; challenges to the Company's interests in its property and mineral rights; and current, pending and proposed legislative or regulatory developments or changes in political, social or economic conditions in the countries in which the Company operates; and general economic conditions worldwide. Forward-looking statements speak only as at the date of this document. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions and, except as required by law, the Company does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change. Readers are cautioned not to put undue reliance on forward-looking statements.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.
Phone: (604) 694-0021 Fax: (604) 694-0063
Toll free: 1-877-694-0021
www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED
THE INFORMATION CONTAINED HEREIN.